UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Director’s Meeting

held on March 31, 2025

DATE, TIME AND PLACE: On March 31, 2025, at 4:00 p.m., by videoconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND NOTICE: The call notice was dismissed due to the attendance of the Directors fully representing the Company’s Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chairman. Daniel Pareto, Secretary.

AGENDA: To take resolution about: (i) the acknowledgment of the resignation of Mrs. Marilia Artimonte Rocca to the role of Member of the Board of Directors and Coordinator of the Sustainability Committee of the Company; and (ii) the approval of the appointment of Mrs. Cristiana Almeida Pipponzi as Coordinator of the Sustainability Committee of the Company.

RESOLUTIONS: Made the necessary clarifications, the members of the Board of Directors unanimously:

(i)         acknowledged the resignation request of Mrs. Marilia Artimonte Rocca, Brazilian, legally separated, administrator, holder of Identity Card RG No 24.938.902-2 SSP/SP, enrolled in the CPF/MF under No 252.935.048-51, to the role of Member of the Board of Directors and Coordinator of the Sustainability Committee of the Company, due to other professional activities that would compromise her dedication of time to the Board and the Sustainability Committee of Banco Santander; and

(ii)        approved, in accordance to the resignation above, the appointment of Mrs. Cristiana Almeida Pipponzi, Brazilian, married, business administrator, holder of Identity Card RG No. 26.378.342-X SSP/SP, enrolled in the CPF/MF under No. 285.220.788-58, resident and domiciled in the capital of the State of São Paulo, with business address at Avenida Presidente Juscelino Kubitschek, nº 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição - CEP 04543-011, as Coordinator of the Company's Sustainability Committee, replacing Mrs. Marilia Artimonte Rocca.

Due to the appointment forementioned it is confirmed the composition of the Company's Sustainability Committee, with a term of office in force until the investiture of those elected to compose the committee at the first Meeting of the Board of Directors to be held after the Ordinary General Meeting of 2025: Mrs. Cristiana Almeida Pipponzi, previously qualified, as Coordinator; Mr. Tasso Rezende de Azevedo, Brazilian, divorced, forestry engineer, holder of Identity Card RG No. 20,217,603-4 SSP/SP, enrolled in the CPF/MF under No. 151,404,518-40; and Mrs. Vivianne Naigeborin, Brazilian, married, entrepreneur, holder of Identity Card RG No. 12.885.453-4 SSP/SP, enrolled in the CPF/MF under No. 106.720.678-70; as Members; all with offices at Avenida Presidente Juscelino Kubitschek, no. 2041, CJ 281, Bloco A, Cond. Wtorre JK, Vila Nova Conceição, São Paulo/SP, CEP 04543-011;

Finally, the registered directors personally thanked, by Santander and its Board of Directors, for the valuable contribution made by Ms. Marilia Artimonte Rocca to the discussions of the Board of Directors and especially to the development of the Sustainability Committee. They also acknowledged her intense dedication to the topics within the scope of the Sustainability Committee and her work with the management of Santander Brasil and the Santander Group.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Deborah Stern Vieitas, Chairwoman. Daniel Pareto, Secretary. Signatures: Mrs. Deborah Stern Vieitas – Chairwoman; Mr. Javier Maldonado Trinchant – Vice Chairman; and Messrs. Cristiana Almeida Pipponzi, Cristina San Jose Brosa, Deborah Patricia Wright, Ede Ilson Viani, José de Paiva Ferreira, Marília Artimonte Rocca, Mario Roberto Opice Leão, Pedro Augusto de Melo and Vanessa de Souza Lobato Barbosa – Directors. São Paulo, March 31, 2025.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 31, 2025

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer